UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-51279
TRIZEC CANADA INC.
(Exact name of registrant as specified in its charter)
c/o BPOP Holdings (Canada) Inc.
181 Bay Street, Suite 330
Toronto, ON M5J 2T3
(416) 369-2300
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Subordinate Voting Shares
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One (1)
Pursuant to the requirements of the Securities Exchange Act of 1934, BPOP Holdings (Canada) Inc. (as successor by amalgamation to Trizec Canada Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BPOP Holdings (Canada) Inc. (as successor by amalgamation to Trizec Canada Inc.)

Date: October 5, 2006	By:	/s/ Kathleen G. Kane
		Name:	Kathleen G. Kane
		Title:	Senior Vice President